Exhibit 99.1

Gridsum Clarifies Relationship with Filers of Schedule 13D on June 9, 2020

BEIJING, June 10, 2020 — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today clarified its relationship with Mininglamp Technology Group Limited (“Mininglamp”) and Leading Smart Holdings Limited (“Leading Smart Holdings”), the joint filers of a Schedule 13D filed on June 9, 2020 with the U.S. Securities and Exchange Commission (the “Schedule 13D”).

As reported in the Schedule 13D, Mininglamp is an investment holding vehicle and a wholly-owned subsidiary of Leading Smart Holdings.

In light of recent media speculation, the Company would like to clarify that it has no previous relationship nor has it ever engaged in any discussions with Mininglamp or Leading Smart Holdings regarding any investment, business opportunity or cooperation. In addition, Gridsum is not aware of any existing relationship between it and the seller of the Company’s securities or any other counterparties of Mininglamp or Leading Smart Holdings mentioned in the Schedule 13D.

Gridsum is committed to engaging in open and transparent dialogue with its investors and maintaining the highest standards of corporate governance.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better-informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the substantial doubt about our ability to continue as a going concern, duration and impact of the COVID-19 pandemically, general economic conditions in China, unexpected difficulties in pursuit of our business strategy, unpredictable demand for solutions we have developed, difficulties keeping and strengthening relationships with existing customers or expanding our customer base, availability of additional capital when needed, uncertainties associated with our repayment of indebtedness and our ability to maintain listing for trading on The Nasdaq Stock Market, and uncertainty about the proposed going private transaction. Further information regarding these and other risks is included in Gridsum’s annual report on Form 20-F and other reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum
ir@gridsum.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
Email: carnell@christensenir.com

In U.S.
Mr. Tip Fleming
Phone: +1 917 412 3333
Email: tfleming@christensenir.com